Exhibit 99.1

GREENBROOK TMS REPORTS THIRD quarter operational and FINANCIAL RESULTS

November 9, 2021 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its third quarter 2021 (“Q3 2021”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

THIRD QUARTER 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Revenue for Q3 2021 increased by 9% to $13.1 million as compared to the third quarter of 2020 (“Q3 2020”) and increased by 15% to $38.2 million for the nine-month period ended September 30, 2021 (“YTD 2021”), as compared to the nine-month period ended September 30, 2020 (“YTD 2020”).

•	Quarterly treatment volumes increased by 7% to 54,525 as compared to Q3 2020 and by 16% to 164,870 in YTD 2021 as compared to YTD 2020. New patient starts increased by 3% to 1,520 as compared to Q3 2020 and by 19% to 4,762 in YTD 2021 as compared to YTD 2020.

•	Entity-wide regional operating income was $0.2 million in Q3 2021 as compared to $1.0 million in Q3 2020. YTD 2021 resulted in an entity-wide regional operating loss of $0.3 million as compared to entity-wide regional operating income of $1.5 million in YTD 2020. The loss for the period and comprehensive loss decreased by 55% in Q3 2021 to $3.5 million as compared to Q3 2020, and decreased by 17% to $18.0 million during YTD 2021 as compared to YTD 2020.

•	The Company continued the roll-out of its Spravato® (esketamine nasal spray) offering at select TMS centers (“TMS Centers”), building on the Company’s long-term business plan of utilizing its TMS Centers as platforms for the delivery of innovative treatments to patients suffering from Major Depressive Disorder and other mental health disorders. The Company expects to expand its Spravato® offering to an additional 14 TMS Centers, bringing the total to 23 TMS Centers offering Spravato® in early fiscal 2022. With this anticipated expansion, we believe that our Spravato® offering has the potential to grow to as much as 5 to 10% of our total revenue by the end of fiscal 2022.

•	The Company completed a bought deal public offering of 1,707,750 common shares (“Common Shares”) at an offering price of $7.75 per Common Share for aggregate gross proceeds of approximately $13.2 million.

•	Subsequent to quarter end, on October 1, 2021, the Company completed the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC (the “Acquisition”), which included the acquisition of 17 active TMS Centers. The Company expects that the Acquisition will secure robust payor contracts, brand recognition, physicians with established reputations and an experienced management team. The Acquisition also serves as a platform for expansion in New England and the central United States. In addition, the Company organically added 2 new TMS Centers during Q3 2021, bringing its total TMS network to 148 TMS Centers as of the date of this press release.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“Q3 2021 presented specific challenges early in the quarter, with patients delaying treatment during the first open summer season since the onset of COVID-19 and a surge in the delta variant in late summer. Despite these challenges, we saw continued growth in both consolidated revenue and patient treatments in the quarter as compared to Q3 2020 as well as a strong bounce back in patient volumes in October 2021, tracking toward the record volumes that we experienced last quarter. We are also very excited about the acquisition of Achieve TMS East and Central as a foundation for future growth in New England and the central United States, and the promising prospects of the continued roll-out of our Spravato® program to more of our active TMS Centers which we believe will enhance profit margins by optimizing the utilization of our current TMS Centers. These moves build on our long-term strategy of utilizing our growing network of TMS Centers and affiliated physicians as a services platform to deliver innovative treatments to patients suffering from mental health disorders. We believe that our business fundamentals remain sound, and we are positioned better than ever to serve the need for mental health support across the country, which we believe is at an all-time high.”

SELECTED THIRD QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Total revenue	13,130,245	12,006,570	38,150,632	33,215,627
Regional operating income (loss)	249,057	967,584	(321,722)	1,482,182
Loss before income taxes	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)
Loss for the year and comprehensive loss	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)
Loss attributable to the common shareholders of Greenbrook	(3,517,250)	(7,636,132)	(17,919,629)	(21,271,910)
Net loss per share (basic and diluted)(2)	(0.22)	(0.57)	(1.23)	(1.69)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

(2)	On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was completed on February 1, 2021. The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Selected Operating Results

	As at September 30,	As at September 30,	As at December 31,
(unaudited)	2021	2020	2020
Number of active TMS Centers(1)	127	114	116
Number of TMS Centers-in-development(2)	4	11	9
Total TMS Centers	131	125	125
Number of management regions	13	13	13
Number of TMS Devices installed	214	191	198
Number of regional personnel	350	286	305
Number of shared-services / corporate personnel(3)	58	47	49
Number of TMS providers(4)	126	113	117
Number of consultations performed(5)	10,561	7,718	11,305
Number of patient starts(5)	4,762	4,017	5,445
Number of treatments performed(5)	164,870	141,584	195,992
Average revenue per treatment(5)	$231	$235	$220

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“Q3 2021 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 and 2020. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Third Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on November 10, 2021 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 1266033

The conference call replay will be available beginning at 1:00 p.m. ET on November 10, 2021.

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 730,000 TMS treatments to over 20,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, the Company’s expectations regarding the impact of the Acquisition on our business and the continued roll-out of the Spravato® offering at additional TMS Centers and its potential to enhance profit margins and diversify total revenue, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form, in the “Risks and Uncertainties” section of the Company’s Q3 2021 MD&A and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s Q3 2021 MD&A for a further discussion of these non-IFRS financial measures. Additionally, see the Company’s Q3 2021 MD&A, along with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2020 and December 31, 2019 and the quarters ended June 30, 2021 and June 30, 2020, and March 31, 2021 and March 31, 2020, for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook for each of the periods shown in the table below.

Selected Consolidated Financial Information

(US$)	Q3 2021 (unaudited)	Q3 2020 (unaudited)	YTD 2021 (unaudited)	YTD 2020 (unaudited)
Total revenue	13,130,245	12,006,570	38,150,632	33,215,627

Direct center and patient care costs	6,911,058	5,473,759	20,125,081	16,521,201
Regional employee compensation	3,115,709	2,569,958	9,170,971	7,419,487
Regional marketing expenses	1,481,272	1,584,426	4,867,188	3,539,227
Depreciation	1,373,149	1,410,843	4,309,114	4,253,530
Total direct center and regional costs	12,881,188	11,038,986	38,472,354	31,733,445
Regional operating income (loss)	249,057	967,584	(321,722)	1,482,182
Center development costs	203,929	65,291	667,336	435,659
Corporate employee compensation	3,514,477	2,555,515	10,071,740	7,577,540
Corporate marketing expenses	125,306	202,435	468,139	806,120
Other corporate, general and administrative expenses	1,506,181	780,402	5,145,650	2,165,361
Share-based compensation	221,679	171,056	631,011	455,908
Amortization	115,834	115,832	347,500	347,498
Interest expense	1,145,337	708,665	3,507,436	2,060,707
Interest income	(3,067)	(8,857)	(5,260)	(18,418)
Earn-out consideration	–	4,045,000	–	9,295,000
Forgiveness of loan payable	(3,128,596)	–	(3,128,596)	–
Loss before income taxes	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)
Loss attributable to non-controlling interest	65,227	(31,623)	(107,049)	(371,283)
Loss attributable to the common shareholders of Greenbrook	(3,517,250)	(7,636,132)	(17,919,629)	(21,271,910)
Net loss per share (basic and diluted) (1)	(0.22)	(0.57)	(1.23)	(1.69)

Note:

(1)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

(US$) (unaudited)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Revenue	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671
Regional operating income (loss)(1)	249,057	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796	2,056,836
Net loss attributable to common shareholders of Greenbrook	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)
Adjusted EBITDA(2)	(2,893,282)	(2,705,666)	(4,013,910)	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)
Net loss per share – Basic(3)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)
Net loss per share – Diluted(3)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)

Notes:

(1)	Regional operating income (loss) for the fourth quarter ended December 31, 2019 has been updated to exclude amortization.

(2)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures” above.

(3)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.